April 14, 2015

Ms. Melissa Raminpour
Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Darden Restaurants, Inc.
Form 10-K for the Year Ended May 25, 2014
Filed Response Dated January 2, 2015
File No. 001-13666

Dear Ms. Raminpour:

I refer to the comment letter dated April 6, 2015 addressed to C. Bradford Richmond of Darden Restaurants, Inc. and my conversation with Ms. Claire Erlanger of your office on April 13, 2015 regarding the Company's response. The Company appreciates the continued dialogue with the Staff regarding the issues raised in the comment letter and has scheduled a further call with the Staff on April 30, 2015 to discuss our preliminary thoughts regarding potential reportable segments. As discussed with Ms. Erlanger, the Company hereby confirms our intention to formally respond to the Staff's April 6, 2015 comment letter after the April 30, 2015 call and to discuss with the Staff during that call an appropriate deadline for our response.

Please do not hesitate to contact me at (407) 245-5328 should you have any questions or concerns.

Very truly yours,

/s/ Anthony G. Morrow
Anthony G. Morrow Corporate Secretary